BB 3/6

03013007

3-6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNERS SECURITIES NETWORK CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4013 CROWN POINT DR. #3
(No. and Street)

SAN DIEGO (City) CA (State) 92109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

501 WEST BROADWAY #1100 (Address) SAN DIEGO (City) CA (State) 92109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD R. NORTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNERS SECURITIES NETWORK CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

OFFICIAL SEAL
DAVID TAYLOR
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1388979
SAN DIEGO COUNTY
MY COMM. EXP. DEC. 7, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Planners Securities Network Corporation

Year ended December 31, 2002 with Report of Independent Auditors

Planners Securities Network Corporation

Audited Financial Statements and Other Financial Information

Year ended December 31, 2002

Contents

Ernst & Young LLP
Suite 1100
501 West Broadway
San Diego, California 92101

Phone: (619) 235-5000
Fax: (619) 235-5151
www.ey.com

Report of Independent Auditors

The Board of Directors
Planners Securities Network Corporation

We have audited the accompanying statement of financial condition of Planners Securities Network Corporation as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Planners Securities Network Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 21, 2003

Planners Securities Network Corporation

Statement of Financial Condition

December 31, 2002

Assets	
Cash and total assets	$ 13,809
Liabilities and stockholder's equity	
Total liabilities	$ –
Stockholder's equity:	
Common stock, at stated value:	
Authorized shares - 10	
Issued and outstanding shares - 9	9,000
Additional paid-in capital	8,397
Accumulated deficit	(3,588)
Total stockholder's equity	13,809
Total liabilities and stockholder's equity	$ 13,809

See accompanying notes.

Planners Securities Network Corporation

Statement of Operations

Year ended December 31, 2002

Income:		
Commissions	$	7,487
Expenses:		
Commissions		3,298
Professional services		840
Membership fees		2,509
Insurance		563
Taxes		–
Other		1,112
Total expenses		8,322
Net loss	$	(835)

See accompanying notes.

Planners Securities Network Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2001	9	$ 9,000	$ 8,397	$ (2,753)	$ 14,644
Capital contribution	–	–	–	–	–
Net loss	–	–	–	(835)	(835)
Balance at December 31, 2002	9	$ 9,000	$ 8,397	$ (3,588)	$ 13,809

See accompanying notes.

Planners Securities Network Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2002

Balance at December 31, 2001	$ –
Balance at December 31, 2002	$ –

See accompanying notes.

Planners Securities Network Corporation

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (835)
Net cash used by operating activities	(835)
Net cash provided by financing activities	–
	–
Net decrease in cash	(835)
Cash at January 1, 2002	14,644
Cash at December 31, 2002	$ 13,809

Supplementary data:

During the year ended December 31, 2002, the Company made no payments for interest or taxes.

See accompanying notes.

Planners Securities Network Corporation

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization

Planners Securities Network Corporation (the Company) is registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission as a broker/dealer.

The Company is registered with and is a member of the National Association of Securities Dealers, Inc. This is a self-regulating body formed by the industry to protect its members and the investing public.

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Income Taxes

The Company has elected S Corporation status for federal and California income tax purposes. All taxable income and tax benefits are passed through to the shareholder for federal and California purposes. Accordingly, there is no provision for federal tax purposes. The provision for income taxes consists of the California franchise tax applicable to S Corporations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1, with a minimum of $5,000. The Company had no indebtedness at December 31, 2002.

2. Net Capital Requirements (continued)

The basic concept of the rule is liquidity, its object being to require a broker/dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2002, the Company had net capital of $13,809, which was $8,809 in excess of the minimum required amount of $5,000.

3. Reserve Requirement for Brokers and Dealers

The Company is exempt from provisions of Rule 15c3-3 (per paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting Securities transactions on a fully disclosed basis. The Company does not maintain physical custody of customer funds or securities. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

Schedule I

Planners Securities Network Corporation

Computation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission Under the Securities Act of 1934

December 31, 2002

	Amounts From Audited Financial Statements	Amounts From Unaudited Filings With Regulatory Agencies	Difference Increase (Decrease)
Total stockholder's equity from statement of financial condition and net capital	$ 13,809	$ 13,809	$ –
Minimum net capital under the Securities Exchange Act:			
Total aggregate nonsubordinated indebtedness included in statement of financial condition	$ –	$ –	$ –
Required ratio of aggregate indebtedness to net capital	15.1	15.1	–
Minimum net capital required (not less than $5,000)	$ 5,000	$ 5,000	$ –
Excess net capital	$ 8,809	$ 8,809	$ –

Schedule II

Planners Securities Network Corporation

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The customers transmit all funds and securities directly to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule III

Planners Securities Network Corporation

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no possession or control requirements.

ERNST & YOUNG

Ernst & Young LLP
Suite 1100
501 West Broadway
San Diego, California 92101

Phone: (619) 235-5000
Fax: (619) 235-5151
www.ey.com

Letter to Management on Internal Controls and Compliance with Certain Practices and Procedures Specified in Securities and Exchange Commission Rule 17a - 5(i)

The Board of Directors
Planners Securities Network Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Planners Securities Network Corporation (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our audting procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Ernst + Young LLP

February 21, 2003